Exhibit 99.1

Ctrip Announces Result of 2019 Annual General Meeting

SHANGHAI, October 25, 2019 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services (“Ctrip” or the “Company”), today announced that, at its 2019 annual general meeting of shareholders held today, shareholders of the Company adopted the following resolution as a special resolution proposed by the Company:

THAT the name of the Company be changed from “Ctrip.com International, Ltd.” to “Trip.com Group Limited”.

The American depositary shares, each representing 0.125 ordinary share, par value US$0.01 per share, of the Company, are expected to begin trading under the new corporate name on November 5, 2019, and the Company’s ticker will be changed to “TCOM”.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel-related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites, and toll-free, 24-hour customer service centers. The family of travel brands mainly includes: Ctrip, a leading provider of online travel and related services in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. The Company has experienced significant growth since its inception in 1999 and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@ctrip.com